U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): [X] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
             [ ] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                    For Period  Ended:  DECEMBER 31, 1999

                    [ ]  Transition Report on Form 10-K
                    [ ]  Transition Report on Form 20-F
                    [ ]  Transition  Report on Form 11-K
                    [ ]  Transition Report on Form  10-Q
                    [ ]  Transition  Report on Form N-SAR

                    For the Transition Period Ended:
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     NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

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     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

                            Rigid Airship USA, Inc.
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                            Full Name of Registrant

                                       N/A
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                           Former Name if Applicable

                                 130 87th Street
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                         Address of Principal Executive
                           Office (Street and Number)

                             Stone Harbor, NJ 08247
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                            City, State and Zip Code

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PART II - RULES 12b-25(b) AND (c)
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     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form | could not be eliminated without unreasonable effort or expense.


[X] (b) The subject annual report, semi-annual report, transition report on | Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be | filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE
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     State below in reasonable detail the reasons why Form 10-K and Form 10-KSB, 20-F, 11-K, 10-Q and Form 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period. (Attach Extra Sheets if Needed)

After moving the Company headquarters to New Jersey, the Company's major shareholder and President elected to change its certifying accountant to one closer to the Company than the previous accountant, who is based in Utah. The Company requested the resignation of the former certifying account, Andersen Andersen & Strong of Salt Lake City, Utah, and directed to the former accountant a draft form 8-K, requesting that they review the proposed 8-K representations and direct a letter of assent to the SEC as required. To date, Andersen Andersen & Strong have not returned their SEC letter or previous records and auditing notes necessary for the new auditor to conduct a certification of the 1999 financials for the Company. On March 30, Andersen Andersen & Strong indicated to the Company that they will prepare and return to the Company the necessary SEC letter, including a statement that there were no disagreements between the Company and Andersen Andersen & Strong. The Company requests a two-week extension during which it can complete its 1999 tax return and enable the new certifying accountant to conclude its audit for 1999.

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PART IV - OTHER INFORMATION
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     (1) Name and telephone number of person to contact to this notification

Dow W. Stewart                                  609            368-1106
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(Name)                                      (Area Code)   (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify report(s).

                                                                  [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [ ] Yes [X] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                            RIGID AIRSHIP USA, INC.
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                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 30, 2000             By: /s/ DOW W. STEWART
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                                 Name:  Dow W. Stewart
                                 Title:  President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

     1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

     2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

     3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

     4. Amendments to the notifications also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.